06005620

SEC MAIL PROCESSING SECTION RECEIVED APR 17 2006 WASH, D.C. 199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 21703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEGEND MERCHANT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID BARNETT 646-521-7505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

100 JERICHO QUADRANGLE (Address) JERICHO (City) NY (State) 11753 (Zip Code)

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN H. SHAW, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEGEND MERCHANT GROUP, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-Chairman/President

Title

Notary Public

MARIE DIMICHELE
Notary Public, State of New York
No. 03-4998692
Qualified in Westchester County
Commission Expires July 6, 19 2006

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGEND MERCHANT GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2005

LEGEND MERCHANT GROUP, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Legend Merchant Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Legend Merchant Group, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Merchant Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jericho, New York
February 14, 2006

Schneider & Associates LLP

LEGEND MERCHANT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$1,117,144
Due from clearing firms	874,971
Securities owned:	
Marketable, at quoted market value	183,196
Not readily marketable, at estimated fair value	50,892
Due from Ledge End Corp.	275,797
Equipment - net	26,723
Placement fees receivable	31,520
Employee loans and advances	32,393
Other assets	46,404
Total assets	$2,639,040

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$1,050,578
Accounts payable and accrued expenses	190,999
Deferred tax liability	17,420
Total liabilities	1,258,997
Commitments (See Notes)	
Stockholder's equity	
Common stock	200
Additional paid-in capital	1,311,874
Retained earnings	342,969
	1,655,043
Less: Treasury stock	(275,000)
Total stockholder's equity	1,380,043
Total liabilities and stockholder's equity	$2,639,040

See notes to financial statements.

LEGEND MERCHANT GROUP, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions	$7,769,785
Net dealer inventory and trading gains	85,967
Investment banking	1,141,520
Interest and other income	155,382
Total revenues	9,152,654
Costs and Expenses	
Compensation and benefits	6,500,510
Clearing and floor brokerage	220,251
Communications and occupancy	387,454
Other operating expenses	1,057,965
Total costs and expenses	8,166,180
Income before income taxes	986,474
Income taxes	453,259
Net income	$ 533,215

See notes to financial statements.

LEGEND MERCHANT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances, January 1, 2005	$200	$1,311,874	$(190,246)	$(275,000)	$ 846,828
Net income	--	--	533,215	--	533,215
Balances, December 31, 2005	$200	$1,311,874	$ 342,969	$(275,000)	$1,380,043

See notes to financial statements.

LEGEND MERCHANT GROUP, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Subordinated borrowings at January 1, 2005	$ --
Proceeds from temporary subordinated borrowings	2,450,000
Payment of temporary subordinated borrowings	(2,450,000)
Subordinated borrowings at December 31, 2005	$ --

See notes to financial statements.

LEGEND MERCHANT GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 533,215
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,969
(Increase) decrease in operating assets:	
Due from clearing firms	(70,756)
Marketable securities	(132,796)
Securities not readily marketable	120,658
Due from Ledge End Corp.	163,959
Other assets	(46,404)
Placement fees receivable	20,480
Employee loans and advances	(5,142)
Increase (decrease) in operating liabilities:	
Commissions payable	423,517
Accounts payable and accrued expenses	68,661
Deferred tax liability	17,420
Deferred income	(75,996)
Total adjustments	486,570
Net cash provided by operating activities	1,019,785
Cash flows from investing activities	
Purchase of equipment	(29,692)
Cash flows from financing activities	
Proceeds from subordinated notes	2,450,000
Payment of subordinated notes	(2,450,000)
Net cash from financing activities	--
Net increase in cash	990,093
Cash at January 1, 2005	127,051
Cash at December 31, 2005	$ 1,117,144
Supplemental information:	
Cash paid during the year for:	
Income taxes	$ 19,217
Interest	$ 23,167

See notes to financial statements.

NOTE 1 - ORGANIZATION

Legend Merchant Group, Inc., a New York corporation, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is also registered as an introducing broker-dealer with the Commodity Futures Trading Commission. The Company has offices in New York, New York, and San Francisco, California, and is wholly-owned by Ledge End Corp. ("Ledge End").

The Company executes transactions in listed and over-the-counter securities, trades securities on a proprietary basis, and provides investment banking services. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions, commission income and related expenses are recorded on a trade date basis. Investment banking revenues include gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recognized on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Fees earned from providing financial advisory services are recognized as services are rendered.

Securities owned are stated at quoted market value with unrealized gains and losses included in earnings.

Depreciation

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

Income Taxes

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are computed based on

differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

NOTE 3 - SECURITIES OWNED

Marketable securities consist of corporate stocks. Securities not readily marketable include equity securities for which there is no ready market, or which cannot be currently publicly offered or sold unless registration has been effected under the Securities Act of 1933.

NOTE 4 - EQUIPMENT

		Estimated Useful Life
Equipment	$29,692	5 years
Less: Accumulated depreciation	2,969	
	$26,723	

Depreciation expense was $2,969 for the year.

NOTE 5 - SUBORDINATED BORROWINGS

The Company entered into subordinated agreements during the year to enable it to participate as an underwriter of securities. Under terms of such temporary subordinations, the loan must have a stated term of no more than 45 days from the subordination's effective date, and a broker-dealer may enter into no more than three agreements in any 12-month period. There were no outstanding subordination agreements at December 31, 2005.

NOTE 6 - INCOME TAXES

The Company and its parent file federal tax returns and state tax returns, where permitted, on a consolidated basis. Income taxes are determined on a separate return basis. Deferred tax liabilities relate to fixed assets and deferred charges.

NOTE 7 - LEASE COMMITMENTS

The Company leases two office facilities under operating leases expiring at various dates through 2010. Rent expense under both of the office leases has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $80,963 at December 31, 2005. Total rent expense was $239,753 for the year.

Future minimum lease payments as of December 31, 2005 are:

Year ended December 31,	
2006	$ 240,564
2007	254,512
2008	258,460
2009	262,408
2010	81,033
Total	$1,096,977

NOTE 8 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Cash balances at commercial banks may from time to time exceed federally insured limits.

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 9 - RELATED PARTY TRANSACTION

The loan due from Ledge End is non-interest bearing and due on demand.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and Regulation 1.17 of the Commodity Futures Trading Commission, which require the Company to maintain minimum net capital, as defined. At December 31, 2005, the Company had net capital of $913,043, which was $813,043 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.33 to 1.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

Legend Merchant Group, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Legend Merchant Group, Inc. ("Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and minimum financial requirements pursuant to Regulation 1.17 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. The periodic computations of minimum financial statements pursuant to Regulation 1.17.

5. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

6. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulations 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's and the CFTC's objectives.

Jericho, New York
February 24, 2006

SUPPLEMENTARY SCHEDULES

LEGEND MERCHANT GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

Computation of Net Capital

Total stockholder's equity	$1,380,043
Other allowable credits - deferred tax liability	17,420
Nonallowable assets:	
Due from Ledge End Corp.	275,797
Securities not readily marketable	50,892
Equipment - net	26,723
Placement fees receivable - net of offsetting commissions payable of $23,640	7,880
Employee loans and advances	32,393
Other assets	46,404
Total nonallowable assets	440,089
Net capital before haircuts on securities positions	957,374
Haircuts on securities:	
Money market balances	2,450
Corporate stocks	26,616
Undue concentration	9,511
Market blockage	5,754
Total haircuts	44,331
Net capital	913,043
Minimum capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $1,217,937	100,000
Excess net capital	$ 813,043
Excess net capital at 1,000 percent	$ 791,249
Ratio of aggregate indebtedness to net capital	1.33 to 1
Schedule of aggregate indebtedness:	
Commissions payable - secured by placement fees receivable of $23,640	$1,026,938
Accounts payable and accrued expenses	190,999
	$1,217,937

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$890,027
Audit adjustments (net)	23,016
Net capital per above	$913,043

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Legend Merchant Group, Inc.
New York, New York

In planning and performing our audit of the financial statements of Legend Merchant Group, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jericho, New York
February 14, 2006